1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE

CONTACT
Elizabeth Sun / Eric Chiang
Harrison Hsueh / Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2087/ 2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amount in NT$ billion except noted otherwise)	4Q05	3Q05	4Q04	QoQ	YoY
EPS (NT$ per common share)	1.37	0.99	0.90	38.4%	52.7%
(US$ per ADR unit)	0.21	0.15	0.14

Net Sales	81.16	69.26	63.87	17.2%	27.1%
Gross Profit	39.86	30.53	27.15	30.6%	46.8%
Operating Expenses	(5.64)	(5.60)	(6.12)	0.8%	(7.9%)
Non-Operating Items	1.18	(0.51)	1.07		10.5%
Net Income	33.90	24.49	22.18	38.4%	52.8%

Capacity Utilization	104%	96%	88%

Net Profit Margin	41.8%	35.4%	34.7%
Remarks:
The fourth quarter EPS of NT$1.37 represents a 38.4% increase compared to 3Q05. The unconsolidated operating results of 4Q05 are summarized below:
Net sales were NT$81.16 billion, up 17.2% compared to net sales of NT$69.26 billion in the previous quarter. Net sales for the quarter surpassed the top end of our guidance by approximately NT$2 billion, driven by stronger than expected demand across all major product segments.
Gross profit was NT$39.86 billion, representing a 30.6% increase from the previous quarter. Gross margin improved by five percentage points sequentially to 49.1%, mainly due to higher levels of capacity utilization and more favorable exchange rates.
Operating expenses were NT$5.64 billion or 6.9% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$1.18 billion, compared to a loss of NT$510 million in the third quarter of 2005.
Net income was NT$33.9 billion, up 38.4% sequentially. Net margin was 41.8%.

TSMC
January 26, 2006	Page 2
I. Revenue Analysis
I — 1. Wafer Sales Analysis

By Application	4Q05	3Q05	4Q04
Computer	32%	30%	35%
Communication	41%	41%	41%
Consumer	21%	23%	16%
Industrial/Others	5%	5%	6%
Memory	1%	1%	2%

By Technology	4Q05	3Q05	4Q04
90nm	17%	10%	1%
0.11/0.13um	32%	33%	35%
0.15/0.18um	32%	35%	34%
0.25/0.35um	14%	16%	23%
0.50um+	5%	6%	7%

By Customer Type	4Q05	3Q05	4Q04
Fabless/System	72%	71%	67%
IDM	28%	29%	33%

By Geography *	4Q05	3Q05	4Q04
North America	77%	75%	75%
Asia Pacific	11%	11%	10%
Europe	8%	9%	7%
Japan	4%	5%	8%

*	This does not reflect the actual shipment destination of sales.
Revenue Analysis:
Net sales increased 17.2% sequentially to NT$81.16 billion, topping the high end of our guidance by approximately NT$2 billion, driven by stronger than expected demand across all major product segments.
On a quarter over quarter basis, revenues from computer applications increased by 30%, followed by an 18% increase from communications. Revenues from consumer applications also grew by 6% sequentially.
Revenue from advanced technologies — defined as 0.13-micron and below – accounted for 49% of total wafer sales, up from 43% in the previous quarter. Revenue from 90nm was up strongly and accounted for 17% of total wafer sales during the quarter, compared to 10% in the third quarter of 2005.
IDM accounted for 28% of total wafer sales during the quarter, down slightly from 29% in the previous quarter.
Geographically, North America accounted for 77% of wafer sales, up from 75% in 3Q05. Meanwhile, sales from Europe and Japan declined by one percentage point sequentially to 8% and 4% of wafer sales, respectively.
II. Utilization & Capacity
Utilization Rate:
Overall capacity utilization improved by eight percentage points to 104% in this quarter, reflecting strong demand from customers across the board and operational efficiencies.

TSMC
January 26, 2006	Page 3
II — 2. Capacity

	3Q05	4Q05	2005	1Q06
Fab / (Wafer size)	(Act.)	(Act.)	(Act.)	(Fcst.)
Fab-2 (6")[1]	251	251	989	244
Fab-3 (8")	247	247	973	246
Fab-5 (8")	126	126	496	135
Fab-6 (8")	217	217	850	215
Fab-7 (8")	40	40	155	33
Fab-8 (8")	227	227	893	231
Fab-12 (12")[2]	122	139	448	142
Fab-14 (12")[2]	46	56	156	61
TSMC — owned capacity 8" — equivalent Kpcs	1,374	1,437	5,282	1,455
Wafer Tech (8")	100	100	389	99
SSMC (8")	47	49	179	49
TSMC (Shanghai) (8")	30	44	105	48
Total TSMC — managed 8"— equivalent Kpcs	1,550	1,629	5,955	1,651

Note:	1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

	2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Capacity :
Total TSMC managed capacity in 4Q05 was 1,629K 8-inch equivalent wafers, 5.1% higher than the 1,550K wafers in 3Q05.
Overall installed capacity for year 2005 was 5.96 million 8-inch equivalent wafers, up 24.4% on a year-over-year basis. Majority of the capacity increase was dedicated to advanced technologies.
TSMC managed capacity in 1Q06 will increase slightly to 1,651K 8-inch equivalent wafers, representing a 1.3% sequential growth.
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(Amount: NT$ billion)	4Q05	3Q05	4Q04
COGS	41.3	38.7	36.7
Depreciation	14.9	15.5	14.9
Other MFG Cost	26.4	23.2	21.8

Gross Profit	39.9	30.5	27.2

Gross Margin
- TSMC	49.1%	44.1%	42.5%
- TSMC w/o affiliates	53.6%	47.6%	47.8%
Gross Profit Analysis:
Gross profit for the fourth quarter of 2005 was NT$39.9 billion. Gross margin climbed by five percentage points sequentially to 49.1%. The improvement in gross margin was mainly due to higher levels of capacity utilization and a 3.8% appreciation of US dollar against the local currency.
During the quarter, the gross margin for TSMC’s own fabs increased to 53.6% from 47.6% in 3Q05.

TSMC
January 26, 2006	Page 4
III — 2. Operating Expense Analysis

(Amount: NT$ billion)	4Q05	3Q05	4Q04
Total Operating Exp.	5.6	5.6	6.1

SG&A	2.2	2.3	2.5

Research & Development	3.4	3.3	3.6
Operating Expenses:
Operating expenses were essentially flat from the previous quarter at NT$5.6 billion. Total operating expenses represented 6.9% of net sales, down from 8.1% in the third quarter of 2005.
III — 3. Non-Operating Items

(Amount: NT$ million)	4Q05	3Q05	4Q04
Non-Operating Income/(Exp.)	952	(19)	457
Net Interest Income/(Exp.)	142	(41)	227
Other Non-Operating	810	22	230

Equity-Method Investments	225	(491)	609
WaferTech	793	487	891
SSMC	348	210	31
Vanguard	177	61	423
TSMC (Shanghai)	(414)	(760)	(359)
Others	(679)	(489)	(377)
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$1.2 billion.
During the fourth quarter of 2005, the non-operating income was NT$952 million, compared to a loss of NT$19 million in the previous quarter. The increase in non-operating income was mainly due to an increase in gains on sale of fixed assets, scheduled settlement payment from the lawsuit against SMIC, and a smaller valuation loss under lower of cost or market method for short-term investments.
Net investment income recognized by equity method was NT$225 million in this quarter, compared to a loss of NT$491 million in 3Q05. This was primarily attributable to improved operating performance at TSMC’s manufacturing affiliates.
IV. Financial Condition Review
IV — 1. Liquidity Analysis

(Amount: NT$ Billion)	4Q05	3Q05	4Q04
Cash & S-T Investments	132.4	107.3	118.5

Accounts Receivable — Trade	36.4	37.2	27.2

Inventory	16.3	15.1	14.2

Total Current Assets	197.6	165.1	173.7

Accounts Payable	20.2	20.9	40.8

Accrued Liabilities and others	12.0	22.0	19.8

Total Current Liabilities	32.2	42.9	60.6

Current Ratio (x)	6.1	3.8	2.9

Net Working Capital	165.4	122.2	113.0
Liquidity Analysis:
Cash & short-term investments increased by NT$25.1 billion in this quarter, mainly due to strong cash flow from operating activities. Accounts receivable decreased slightly while inventory increased from the levels at 3Q05. As a result, TSMC ended the quarter with total current assets of NT$197.6 billion, NT$32.5 billion higher on a sequential basis.
Total current liabilities were NT$32.2 billion at the end of the quarter, NT$10.7 billion lower sequentially, mainly due to an NT$10.5 billion pay down of corporate bond.
As a result, net working capital increased to NT$165.4 billion and current ratio jumped to 6.1x.

TSMC
January 26, 2006	Page 5
Receivable/Inventory Days Trend:
Days of Receivable decreased to 42 days in 4Q05 compared to 46 days in the previous quarter.
Days of Inventory increased slightly to 42 days from 40 days in the third quarter of 2005.
IV — 3. Debt Service

(Amount: NT$ Billion)	4Q05	3Q05	4Q04
Cash & S-T Investments	132.4	107.3	118.5

Interest-Bearing Debt	19.5	30.0	30.0

Net Cash Reserves	112.9	77.3	88.5
Debt Service:
As a result of strong operating performance during the quarter, net cash reserves — defined as the excess of cash and short-term investments over interest-bearing debt — increased by NT$35.6 billion to NT$112.9 billion in 4Q05.
Interest-bearing debt declined by NT$10.5 billion from the previous quarter due to the pay down of corporate bond.
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(Amount: NT$ billion)	4Q05	3Q05	4Q04*
Net Income	33.9	24.5	22.2
Depreciation & Amortization	16.6	17.1	16.6
Other Op Sources/(Uses)	(1.6)	(3.7)	(2.1)
Total Op Sources/(Uses)	48.9	37.9	36.7

Capital Expenditure	(13.3)	(9.1)	(20.5)
Short Term Investment	1.8	0.6	(6.9)
Long Term Investment	(1.0)	(0.7)	(9.1)
Other Investing Sources/(Uses)	0.4	(0.2)	0.0
Net Investing Sources/(Uses)	(12.1)	(9.4)	(36.5)

Cash dividends-common stocks	0.0	(46.5)	0.0
Employees Bonus	0.0	(3.1)	0.0
Repayment of Corporate Bonds	(10.5)	0.0	(5.0)
Other Financing Sources/(Uses)	0.6	0.9	(0.1)

Net Financing Sources/(Uses)	(9.9)	(48.7)	(5.1)

Net Cash Position Changes	26.9	(20.1)	(4.8)

Ending Cash Balance	85.4	58.5	65.5

*	Certain amounts have been reclassified to conform with the current period presentation.
Summary of Cash Flow:
During this quarter, TSMC generated NT$48.9 billion from operating activities, mainly from net income of NT$33.9 billion and depreciation & amortization of NT$16.6 billion.
Net cash used in investment activities totaled NT$12.1 billion, mainly resulting from NT$13.3 billion of capital spending.
Net cash used in financing activities was NT$9.9 billion during this quarter, largely attributable to an NT$10.5 billion pay down of corporate bond.
As a result, TSMC ended the quarter with a cash balance of NT$85.4 billion, NT$26.9 billion higher than in 3Q05.

TSMC
January 26, 2006	Page 6
Operating Cash Flow Trend:
Operating cash flow of NT$48.9 billion was higher than the NT$37.9 billion generated in the previous quarter, mainly due to increased net income.
V — 3. Capital Expenditure

(In US$ million)	4Q05	2005
TSMC	$389	2,291

TSMC (Shanghai)	4	187

WaferTech & Others	3	7

TSMC & Affiliates	$396	2,485
Capital Spending:
Capital expenditures for TSMC alone during the quarter totaled US$389 million. Most of the spending was for the purchase of 12-inch production equipment. Capital spending for TSMC (Shanghai) in this quarter was US$4 million.
For year 2005, total capital expenditure for TSMC and affiliates was approximately US$2.5 billion, including US$2.3 billion for TSMC and US$0.2 billion for TSMC (Shanghai).

TSMC
January 26, 2006	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC has entered full production of its 80 nanometer process technology for high-performance designs (2006/01/18)

•	TSMC has pledged NT$120 million for the phase II project of the Chemistry Research Center at National Taiwan University (2005/12/16)

•	TSMC successfully manufactured industry’s first network search engine using its 90 nanometer process technology for Integrated Device Technology, Inc., achieving new levels of performance, cost and power consumption (2005/12/07)

•	TSMC was voted The Best Large Cap Company in Taiwan region by AsiaMoney (2005/12/01)

•	TSMC board of directors approved capital appropriation of US$706.5 million to expand its 65 nanometer, 0.18 micron and 0.15 micron capacities (2005/11/08)

•	TSMC board of directors approved the investment of up to US$75 million in establishing a new venture capital fund (2005/11/08)

•	TSMC won 6 out of 11 award categories at the IR Magazine Hong Kong and Taiwan Awards, including Grand Prix for Best Overall Investor Relations — Large Cap and Best Corporate Governance (2005/11/04)

•	TSMC was ranked No. 8 of the Top 50 Management Teams in Asia by CFO Asia magazine (2005/10)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

*	Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED Condensed Balance Sheets (Unconsolidated) (Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2005			September 30, 2005		December 31, 2004 (2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$2,599	$85,384	16.8	$58,467	12.1	$65,532	13.4	$26,917	46.0	$19,852	30.3
Short Term Investments, Net	1,432	47,055	9.3	48,822	10.1	52,979	10.9	(1,767)	(3.6)	(5,924)	(11.2)
Accounts Receivable — Trade, Net	1,108	36,396	7.2	37,248	7.7	27,155	5.6	(852)	(2.3)	9,241	34.0
Inventories, Net	495	16,258	3.2	15,070	3.1	14,172	2.9	1,188	7.9	2,086	14.7
Other Current Assets	380	12,469	2.4	5,447	1.2	13,829	2.8	7,022	128.9	(1,360)	(9.8)

Total Current Assets	6,014	197,562	38.9	165,054	34.2	173,667	35.6	32,508	19.7	23,895	13.8

Long Term Investments	2,455	80,660	15.9	78,958	16.3	73,293	15.0	1,702	2.2	7,367	10.1

Properties, Plant and Equipment	17,453	573,337	113.0	565,426	117.0	527,982	108.4	7,911	1.4	45,355	8.6
Less: Accumulated Depreciation	(10,934)	(359,191)	(70.8)	(346,517)	(71.7)	(300,006)	(61.6)	(12,674)	3.7	(59,185)	19.7

Properties, Plant and Equipment, Net	6,519	214,146	42.2	218,909	45.3	227,976	46.8	(4,763)	(2.2)	(13,830)	(6.1)

Other Assets	462	15,172	3.0	20,185	4.2	12,617	2.6	(5,013)	(24.8)	2,555	20.3

Total Assets	$15,450	$507,540	100.0	$483,106	100.0	$487,553	100.0	$24,434	5.1	$19,987	4.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$344	$11,294	2.2	$10,042	2.1	$9,687	2.0	$1,252	12.5	$1,607	16.6
Payables to Contractors and Equipment Suppliers	270	8,859	1.7	10,815	2.2	31,154	6.4	(1,956)	(18.1)	(22,295)	(71.6)
Accrued Expenses and Other Current Liabilities	366	12,031	2.4	11,547	2.4	9,298	1.9	484	4.2	2,733	29.4
Current Portion of Bonds Payable	0	0	0.0	10,500	2.2	10,500	2.2	(10,500)	(100.0)	(10,500)	(100.0)

Total Current Liabilities	980	32,184	6.3	42,904	8.9	60,639	12.5	(10,720)	(25.0)	(28,455)	(46.9)

Bonds Payable	594	19,500	3.8	19,500	4.0	19,500	4.0	0	0.0	0	0.0
Other Long Term Liabilities	311	10,225	2.1	9,591	2.0	8,449	1.7	634	6.6	1,776	21.0

Total Liabilities	1,885	61,909	12.2	71,995	14.9	88,588	18.2	(10,086)	(14.0)	(26,679)	(30.1)

Shareholders’ Equity
Capital Stock	7,528	247,300	48.7	247,273	51.2	232,520	47.7	27	0.0	14,780	6.4
Capital Surplus	1,739	57,118	11.3	56,777	11.7	56,537	11.6	341	0.6	581	1.0
Retained Earnings	4,346	142,771	28.1	108,871	22.6	113,730	23.3	33,900	31.1	29,041	25.5
Treasury Stock	(28)	(918)	(0.2)	(1,550)	(0.3)	(1,595)	(0.3)	632	(40.8)	677	(42.4)
Others	(20)	(640)	(0.1)	(260)	(0.1)	(2,227)	(0.5)	(380)	146.3	1,587	(71.2)

Total Shareholders’ Equity	13,565	445,631	87.8	411,111	85.1	398,965	81.8	34,520	8.4	46,666	11.7

Total Liabilities & Shareholders’ Equity	$15,450	$507,540	100.0	$483,106	100.0	$487,553	100.0	$24,434	5.1	$19,987	4.1

Note:	(1) Amounts in NTD have been translated into USD at the rate of NT$32.85 as of December 31, 2005.

(2) Certain prior period balances have been reclassified to conform with the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Income Statements (Unconsolidated)
For the Three Months Ended December 31, 2005, September 30, 2005 and December 31, 2004
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)(1)
Except for Per Share Amounts and Shares Outstanding)

	Q4 2005			Q3 2005		Q4 2004		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,426	$81,161	100.0	$69,258	100.0	$63,875	100.0	$11,903	17.2	$17,286	27.1
Cost of Sales	(1,234)	(41,296)	(50.9)	(38,733)	(55.9)	(36,722)	(57.5)	(2,563)	6.6	(4,574)	12.5

Gross Profit	1,192	39,865	49.1	30,525	44.1	27,153	42.5	9,340	30.6	12,712	46.8

Operating Expenses
Research and Development Expenses	(102)	(3,423)	(4.2)	(3,341)	(4.8)	(3,568)	(5.6)	(82)	2.5	145	(4.1)
General and Administrative Expenses	(56)	(1,860)	(2.3)	(1,881)	(2.8)	(2,153)	(3.4)	21	(1.1)	293	(13.6)
Sales and Marketing Expenses	(11)	(358)	(0.4)	(373)	(0.5)	(404)	(0.6)	15	(4.2)	46	(11.3)

Total Operating Expenses	(169)	(5,641)	(6.9)	(5,595)	(8.1)	(6,125)	(9.6)	(46)	0.8	484	(7.9)

Income from Operations	1,023	34,224	42.2	24,930	36.0	21,028	32.9	9,294	37.3	13,196	62.8

Non-Operating Incomes (Expenses), Net	28	952	1.1	(19)	0.0	457	0.7	971	(5,319.4)	495	108.3
Investment Gains (Losses)	7	225	0.3	(491)	(0.7)	609	1.0	716	(145.8)	(384)	(63.0)

Income before Income Tax	1,058	35,401	43.6	24,420	35.3	22,094	34.6	10,981	45.0	13,307	60.2

Income Tax Benefits (Expenses)	(45)	(1,501)	(1.8)	68	0.1	90	0.1	(1,569)	(2,337.1)	(1,591)	(1,758.6)

Net Income	$1,013	$33,900	41.8	$24,488	35.4	$22,184	34.7	$9,412	38.4	$11,716	52.8

Earnings per Common Shares — Diluted	0.04	1.37		0.99		0.90		0.38	38.4	0.09	52.7

Earnings per ADR (2)	0.21	6.86		4.96		4.49

Weighted Average Outstanding Shares (‘M) (3)		24,693		24,690		24,724

Note:	(1) Amounts in NTD have been translated into USD at the weighted average rate of NTD33.456 for the fourth quarter of 2005.

(2) 1 ADR equals 5 ordinary shares.

(3) Total diluted weighted average outstanding shares were 24,693M shares for 4Q05 and 24,724M shares for 4Q04 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Income Statements (Unconsolidated)
For the Twelve Months Ended December 31, 2005 and 2004
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)(1)
Except for Per Share Amounts and Shares Outstanding)

	2005			2004		YoY
	USD	NTD	%	NTD	%	Amount	%

Net Sales	$8,228	$264,588	100.0	$255,992	100.0	$8,596	3.4
Cost of Sales	(4,644)	(149,344)	(56.4)	(145,831)	(57.0)	(3,513)	2.4

Gross Profit	3,584	115,244	43.6	110,161	43.0	5,083	4.6

Operating Expenses
Research and Development Expenses	(417)	(13,396)	(5.1)	(12,516)	(4.9)	(880)	7.0
General and Administrative Expenses	(233)	(7,485)	(2.8)	(9,367)	(3.7)	1,882	(20.1)
Sales and Marketing Expenses	(42)	(1,349)	(0.5)	(1,455)	(0.6)	106	(7.2)

Total Operating Expenses	(692)	(22,230)	(8.4)	(23,338)	(9.1)	1,108	(4.7)

Income from Operations	2,892	93,014	35.2	86,823	33.9	6,191	7.1

Non-Operating Incomes (Expenses), Net	59	1,857	0.7	916	0.4	941	102.9
Investment Gains (Losses)	(33)	(1,052)	(0.4)	4,040	1.6	(5,092)	(126.0)

Income before Income Tax	2,918	93,819	35.5	91,779	35.9	2,040	2.2

Income Tax Benefits (Expenses)	(8)	(244)	(0.1)	537	0.2	(781)	(145.5)

Net Income	$2,910	$93,575	35.4	$92,316	36.1	$1,259	1.4

Diluted Earnings Per Ordinary Share	0.12	3.79		3.73		0.06	1.5

Earnings Per ADR (2)	0.59	18.95		18.67

Weighted Average Outstanding Shares (‘M) (3)		24,693		24,724

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD 32.157 for the twelve months of 2005.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total weighted average outstanding shares were 24,693M shares for the twelve months ended December 31, 2005 and 24,724M shares for the twelve months ended December 31, 2004 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Statement of Cash Flows (Unconsolidated)
For the Twelve Months Ended December 31, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	12 Months 2005		4Q 2005	3Q 2005	4Q 2004 (2)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	2,910	93,575	33,900	24,488	22,184
Depreciation & Amortization	2,114	67,991	16,554	17,107	16,615
Deferred Income Tax	(102)	(3,279)	(950)	(1,179)	(226)
Investment Loss(Income) Recognized by Equity Method	33	1,052	(225)	491	(608)
Changes in Working Capital & Others	(275)	(8,859)	(422)	(2,959)	(1,231)

Net Cash Provided from Operating Activities	4,680	150,480	48,857	37,948	36,734

Cash Flows from Investing Activities:
Decrease(Increase) in Short Term Investments	184	5,924	1,767	587	(6,851)
Increase in Long Term Investments	(530)	(17,038)	(6,936)	(3,683)	(9,091)
Acquisition of Properties, Plant and Equipment	(2,291)	(73,659)	(13,323)	(9,142)	(20,521)
Proceeds from Disposal of Long Term Investments	326	10,474	5,945	3,014	—
Proceeds from Disposal of Properties, Plant and Equipment	65	2,087	585	71	1,404
Decrease in Others	(26)	(846)	(112)	(229)	(1,407)

Net Cash Used By Investing Activities	(2,272)	(73,058)	(12,074)	(9,382)	(36,466)

Cash Flows from Financing Activities:
Cash Dividend — Common Shares	(1,446)	(46,504)	—	(46,504)	—
Bonus Paid to Employees, Directors and Supervisors	(103)	(3,318)	—	(3,086)	—
Repayment of Long Term Bonds Payable	(327)	(10,500)	(10,500)	—	(5,000)
Increase(Decrease) in Guarantee Deposits	77	2,481	529	845	(112)
Proceeds from Exercise of Stock Options	8	271	105	49	4

Net Cash Used By Financing Activities	(1,791)	(57,570)	(9,866)	(48,696)	(5,108)

Net Increase (Decrease) in Cash and Cash Equivalents	617	19,852	26,917	(20,130)	(4,840)

Cash and Cash Equivalents at Beginning of Period	2,038	65,532	58,467	78,597	70,372

Cash and Cash Equivalents at End of Period	2,655	85,384	85,384	58,467	65,532

Note:	(1)	Amounts in NTD have been translated into USD at the rate of NTD32.157 , the weighted average rate for the twelve months ended December 31, 2005.

	(2)	Certain prior period amounts have been reclassified to conform with the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Balance Sheets (Consolidated)
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2005			September 30, 2005		December 31, 2004		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$2,937	$96,484	18.6	$69,582	14.0	$74,303	14.9	$26,902	38.7	$22,181	29.9
Short Term Investments, Net	1,443	47,399	9.1	49,260	9.9	54,108	10.8	(1,861)	(3.8)	(6,709)	(12.4)
Accounts Receivable — Trade, Net	1,171	38,478	7.4	39,140	7.9	27,544	5.5	(662)	(1.7)	10,934	39.7
Inventories, Net	540	17,728	3.4	16,239	3.3	15,556	3.1	1,489	9.2	2,172	14.0
Other Current Assets	370	12,166	2.4	4,880	1.0	12,938	2.6	7,286	149.3	(772)	(6.0)

Total Current Assets	6,461	212,255	40.9	179,101	36.1	184,449	36.9	33,154	18.5	27,806	15.1

Long Term Investment	1,292	42,428	8.2	40,331	8.1	38,102	7.6	2,097	5.2	4,326	11.4

Properties, Plant and Equipment	19,572	642,948	123.8	635,513	128.1	590,166	118.3	7,435	1.2	52,782	8.9
Less: Accumulated Depreciation	(12,119)	(398,125)	(76.7)	(384,200)	(77.4)	(331,255)	(66.4)	(13,925)	3.6	(66,870)	20.2

Properties, Plant and Equipment, Net	7,453	244,823	47.1	251,313	50.7	258,911	51.9	(6,490)	(2.6)	(14,088)	(5.4)

Other Assets	609	20,003	3.8	25,371	5.1	17,992	3.6	(5,368)	(21.2)	2,011	11.2

Total Assets	$15,815	$519,509	100.0	$496,116	100.0	$499,454	100.0	$23,393	4.7	$20,055	4.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan payable	$10	$328	0.1	$1,125	0.2	$382	0.1	($797.00)	(70.8)	($54)	(14.2)
Accounts Payables	340	11,165	2.1	9,852	2.0	9,481	1.9	1,313	13.3	1,684	17.7
Payables to Contractors and Equipment Suppliers	276	9,066	1.7	11,247	2.3	33,428	6.7	(2,181)	(19.4)	(24,362)	(72.9)
Accrued Expenses and Other Current Liabilities	443	14,558	2.8	13,846	2.8	10,128	2.1	712	5.1	4,430	43.8
Current Portion of Bonds Payable	0	5	0.1	10,505	2.1	10,500	2.1	(10,500)	(99.9)	(10,495)	(99.9)

Total Current Liabilities	1,069	35,122	6.8	46,575	9.4	63,919	12.9	(11,453)	(24.6)	(28,797)	(45.1)

Bonds Payable	594	19,500	3.8	19,500	3.9	19,500	3.9	0	0.0	0	0.0
Other Long Term Liabilities	567	18,649	3.5	18,144	3.7	16,994	3.3	505	2.8	1,655	9.7

Total Liabilities	2,230	73,271	14.1	84,219	17.0	100,413	20.1	(10,948)	(13.0)	(27,142)	(27.0)

Shareholders’ Equity Attributable to Shareholders of the Parent
Common Stock	7,528	247,300	47.6	247,273	49.8	232,520	46.6	27	0.0	14,780	6.4
Capital Surplus	1,739	57,118	11.0	56,777	11.3	56,537	11.3	341	0.6	581	1.0
Retained Earnings	4,346	142,771	27.5	108,871	22.0	113,730	22.8	33,900	31.1	29,041	25.5
Treasury Stock	(28)	(918)	(0.2)	(1,550)	(0.3)	(1,595)	(0.3)	632	(40.8)	677	(42.4)
Others	(19)	(641)	(0.1)	(260)	(0.1)	(2,227)	(0.5)	(381)	146.3	1,586	(71.2)

Total equity attributable to shareholders of the parent	13,566	445,630	85.8	411,111	82.7	398,965	79.9	34,519	8.4	46,665	11.7
Minority interest	19	608	0.1	786	0.3	76	0.0	(178)	(22.6)	532	703.3

Total shareholders’ equity	13,585	446,238	85.9	411,897	83.0	399,041	79.9	34,341	8.3	47,197	11.8

Total Liabilities & Shareholders’ Equity	$15,815	$519,509	100.0	$496,116	100.0	$499,454	100.0	$23,393	4.7	$20,055	4.0

Note:	(1)	Amounts in NTD have been translated into USD at the rate of NT$32.85 as of December 31, 2005

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Income Statements (Consolidated)
For the Three Months Ended December 31, 2005 and September 30, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD) (1)
Except For Per Share Amount and Shares Outstanding)

	Q4 2005			Q3 2005		QoQ
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$2,508	$80,661	100.0	$70,502	100.0	$10,159	14.4
Cost of Sales	(1,223)	(39,347)	(48.8)	(39,545)	(56.1)	198	(0.5)

Gross Profit	1,285	41,314	51.2	30,957	43.9	10,357	33.5

Operating Expenses
Research and Development Expenses	(111)	(3,570)	(4.4)	(3,473)	(4.9)	(97)	2.8
General and Administrative Expenses	(60)	(1,911)	(2.4)	(2,410)	(3.5)	499	(20.8)
Sales and Marketing Expenses	(44)	(1,424)	(1.8)	(898)	(1.3)	(526)	58.7

Total Operating Expenses	(215)	(6,905)	(8.6)	(6,781)	(9.7)	(124)	1.8

Income from Operations	1,070	34,409	42.6	24,176	34.2	10,233	42.3

Non-Operating Incomes (Expenses), Net	21	640	0.8	20	0.1	620	3,162.4
Investment Gains (Losses)	16	540	0.7	271	0.4	269	98.9

Income before Income Tax	1,107	35,589	44.1	24,467	34.7	11,122	45.5

Income Tax Benefits (Expenses)	(53)	(1,692)	(2.1)	57	0.1	(1,749)	(3,049.9)

Net Income	$1,054	$33,897	42.0	$24,524	34.8	$9,373	38.2

Attributable to:
Shareholders of the parent	$1,054	$33,900	42.0	$24,488	34.7	$9,412	27.8
Minority Interest	—	(3)	0.0	36	0.1	(39)	1,300.0

	$1,054	$33,897	42.0	$24,524	34.8	$9,373	27.7

Earnings per Common Shares — Diluted	$0.04	$1.37		$0.99

Earnings per ADR (2)	$0.21	$6.86		$4.97

Weighted Average Outstanding Shares (‘M) (3)		24,693		24,690

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD33.456 for the fourth quarter of 2005.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 24,693M shares for 4Q05 and 24,690M shares for 3Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Income Statements (Consolidated)
For the Twelve Months Ended December 31, 2005 and 2004
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amount and Shares Outstanding)

	2005			2004		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$8,334	$267,998	100.0	$257,213	100.0	$10,785	4.2
Cost of Sales	(4,658)	(149,795)	(55.9)	(141,394)	(55.0)	(8,401)	5.9

Gross Profit	3,676	118,203	44.1	115,819	45.0	2,384	2.1

Operating Expenses
Research and Development Expenses	(436)	(14,016)	(5.2)	(12,515)	(4.9)	(1,501)	12.0
General and Administrative Expenses	(283)	(9,086)	(3.4)	(11,454)	(4.5)	2,368	(20.7)
Sales and Marketing Expenses	(128)	(4,132)	(1.5)	(3,368)	(1.3)	(764)	22.7

Total Operating Expenses	(847)	(27,234)	(10.1)	(27,337)	(10.7)	103	(0.4)

Income from Operations	2,829	90,969	34.0	88,482	34.3	2,487	2.8

Non-Operating Incomes (Expenses), Net	57	1,861	0.8	1,391	0.5	470	33.9
Investment Gains (Losses)	45	1,433	0.5	2,093	0.8	(660)	(31.6)

Income before Income Tax	2,931	94,263	35.3	91,966	35.6	2,297	2.5

Income Tax Benefits (Expenses)	(19)	(630)	(0.2)	363	0.1	(993)	(273.5)

Net Income	$2,912	$93,633	35.1	$92,329	35.7	$1,304	1.4

Attributable to:
Shareholders of the parent	$2,910	$93,575	35.0	$92,316	35.7	$1,259	1.3
Minority Interest	2	58	0.1	13	0.0	45	77.6

	$2,912	$93,633	35.1	$92,329	35.7	$1,304	1.4

Diluted Earnings Per Ordinary Share	$0.12	$3.82		$3.95

Earnings Per ADR (2)	$0.59	$19.10		$19.75

Weighted Average Outstanding Shares (‘M) (3)		24,693		24,724

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD 32.157 for the twelve months of 2005.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 24,693M shares for the twelve months ended December 31, 2005 and 24,724M shares for the twelve months ended December 31, 2004 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Statements of Cash Flows (Consolidated)
For the Twelve Months Ended December 31, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	12 Months 2005		4Q 2005	3Q 2005
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,910	$93,575	$33,900	$24,488
Net Income attributable to minority interest	2	58	(3)	36
Depreciation & Amortization	2,352	75,649	18,664	19,006
Deferred Income Tax	(104)	(3,354)	(953)	(1,220)
Investment Loss(Income) From Equity Method Investees	(45)	(1,433)	(539)	(271)
Changes in Working Capital & Others	(232)	(7,482)	(983)	(2,125)

Net Cash Provided from Operating Activities	4,883	157,013	50,086	39,914

Cash Flows from Investing Activities:
Decrease(Increase) in Short Term Investments	216	6,954	1,779	424
Increase in Long Term Investments	(456)	(14,675)	(7,615)	(3,697)
Acquisition of Properties, Plant and Equipment	(2,484)	(79,879)	(13,618)	(10,599)
Proceeds from Disposal of Long Term Investments	328	10,534	5,965	3,035
Proceeds from Disposal of Properties, Plant and Equipment	15	481	206	147
Decrease in Others	(27)	(855)	(101)	(231)

Net Cash Used By Investing Activities	(2,408)	(77,440)	(13,384)	(10,921)

Cash Flows from Financing Activities:
Cash Dividend — Common Shares	(1,444)	(46,420)	—	(46,420)
Bonus Paid to Employees, Directors and Supervisors	(103)	(3,318)	—	(3,086)
Repayment of Long Term Bonds Payable	(327)	(10,500)	(9,504)	(49)
Increase(Decrease) in Guarantee Deposits	77	2,484	531	847
Proceeds from Exercise of Stock Options	8	271	105	166

Increase(Decrease) in Others	(15)	(486)	(1,150)	549

Net Cash Used By Financing Activities	(1,804)	(57,969)	(10,018)	(47,993)
		0

Net Increase (Decrease) in Cash and Cash Equivalents	671	21,604	26,684	(19,000)

Effect of exchange rate changes on cash and cash equivalents and others	11	349	363	33

Effect of first inclusion for consolidation of certain subsidiaries	7	229	(145)	144

Cash and Cash Equivalents at Beginning of Period	2,311	74,302	69,582	88,405

Cash and Cash Equivalents at End of Period	$3,000	$96,484	$96,484	$69,582

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NTD32.157 , the weighted average rate for the twelve months ended December 31, 2005.

	(2)	Certain prior period amounts have been reclassified to conform to the current period presentation.

TSMC

2005 Fourth Quarter Results Investor Conference

January 26th, 2006

TSMC IR
Jan. 26, 2006

Empowering Innovation

TSMC 2005 Fourth Quarter Results Investor Conference January 26th, 2006

Agenda

- Welcome
- 2005 4Q Financial Results (unconsolidated) — Lora Ho, CFO
- Remarks — Rick Tsai, CEO
- Q&A

TSMC IR
Jan. 26 P. 2
Empowering Innovation

Agenda Welcome 2005 4Q Financial Results Lora Ho, CFO (unconsolidated) Remarks Rick Tsai, CEO Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 16, 2005, TSMC's registration statement on Form F-3, filed with the SEC on July 5, 2005, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q'05 Result Highlights

Amount:NT$ billion	4Q'05 Amount	3Q'05 Amount	4Q'04 Amount
Net Sales	81.16	69.26	63.87
Net Income	33.90	24.49	22.18
EPS (NT$)	1.37	0.99	0.90
Cash and S-T Investment	132.44	107.29	118.51
Interest-bearing Debt	19.50	30.00	30.00
Shareholders' Equity	445.63	411.11	398.97
Utilization (%)	104%	96%	88%
ROE (%) *	31.7%	24.6%	22.8%

* Annualized ROE for the quarter.

TSMC IR
Jan. 26 P. 4

Empowering Innovation

* Annualized ROE for the quarter. 4Q'05 Result Highlights

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	4Q05		3Q05	
Net Sales	73.4	100.0%	62.8	100.0%
COGS	(34.1)	-46.4%	(32.9)	-52.4%
Gross Profit	39.3	53.6%	29.9	47.6%

Amount:NT$ billion	4Q'05 Amount	4Q'05 %	3Q'05 Amount	3Q'05 %	QOQ %
Net Sales	81.16	100.0%	69.26	100.0%	17%
COGS	(41.30)	-50.9%	(38.73)	-55.9%	7%
Gross Profit	39.86	49.1%	30.53	44.1%	31%
Operating Expense	(5.64)	-6.9%	(5.60)	-8.1%	1%
Operating Income	34.22	42.2%	24.93	36.0%	37%
Net Non-operating Income/(Expense)	0.95	1.2%	(0.02)	0.0%	-
Investment Income/(Loss)	0.23	0.3%	(0.49)	-0.7%	-
Income before Tax	35.40	43.6%	24.42	35.3%	45%
Income Tax Benefit/(Expense)	(1.50)	-1.8%	0.07	0.1%	-
Net Income	33.90	41.8%	24.49	35.4%	38%
EPS (NT$)	1.37		0.99		38%

TSMC IR
Jan. 26 P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	4Q'05		4Q'04	
Net Sales	73.4	100.0%	56.5	100.0%
COGS	(34.1)	-46.4%	(29.5)	-52.2%
Gross Profit	39.3	53.6%	27.0	47.8%

Amount:NT$ billion	4Q'05		4Q'04		YOY
	Amount	%	Amount	%	%
Net Sales	81.16	100.0%	63.87	100.0%	27%
COGS	(41.30)	-50.9%	(36.72)	-57.5%	12%
Gross Profit	39.86	49.1%	27.15	42.5%	47%
Operating Expense	(5.64)	-6.9%	(6.12)	-9.6%	-8%
Operating Income	34.22	42.2%	21.03	32.9%	63%
Net Non-operating Income/(Expense)	0.95	1.2%	0.46	0.7%	108%
Investment Income/(Loss)	0.23	0.3%	0.61	1.0%	-63%
Income before Tax	35.40	43.6%	22.09	34.6%	60%
Income Tax Benefit/(Expense)	(1.50)	-1.8%	0.09	0.1%	-
Net Income	33.90	41.8%	22.18	34.7%	53%
EPS (NT$)	1.37		0.90		53%

TSMC IR
Jan. 26 P. 6
Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	4Q'05		3Q'05		4Q'04	
	Amount	%	Amount	%	Amount	%
Total Assets	**507.5**	100%	**483.1**	100%	**487.6**	100%
Cash & S-T Investments	132.4	26%	107.3	22%	118.5	24%
Accounts Receivable - Trade	36.4	7%	37.2	8%	27.2	6%
Inventory	16.3	3%	15.1	3%	14.2	3%
Total Current Assets	197.6	39%	165.1	34%	173.7	36%
Accounts Payable	20.2	4%	20.9	4%	40.8	8%
Current Portion of Bonds Payable	0.0	0%	10.5	2%	10.5	2%
Total Current Liabilities	32.2	6%	42.9	9%	60.6	12%
Long-Term Debt	19.5	4%	19.5	4%	19.5	4%
Total Equity	**445.6**	88%	**411.1**	85%	**399.0**	82%
Key Indices						
A/R Turnover Days	**42**		**46**		**45**	
Inventory Turnover Days	**42**		**40**		**41**	
Current Ratio (x)	**6.1**		**3.8**		**2.9**	
Net Working Capital	**165.4**		**122.2**		**113.0**	

TSMC IR
Jan. 26 P. 7
Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	4Q'05 Amount	3Q'05 Amount	4Q'04 Amount
- Net Income	33.9	24.5	22.2
- Depreciation & Amortization	16.6	17.1	16.6
- Other Op Sources/(Uses)	(1.6)	(3.7)	(2.1)
From Operation	**48.9**	**37.9**	**36.7**
- Capital Expenditure	(13.3)	(9.1)	(20.5)
- S-T Investment	1.8	0.6	(6.9)
- L-T Investment	(1.0)	(0.7)	(9.1)
- Other Investing Sources/(Uses)	0.5	(0.2)	(0.0)
From Investment	**(12.1)**	**(9.4)**	**(36.5)**
- Cash Dividends - Common Stock	-	(46.5)	-
- Employee Bonus	-	(3.1)	-
- Repayment of L-T Bonds	(10.5)	-	(5.0)
- Other Financing Sources/(Uses)	0.6	0.9	(0.1)
From Financing	**(9.9)**	**(48.7)**	**(5.1)**
Net Cash Position Change	**26.9**	**(20.1)**	**(4.8)**
Ending Cash Balance	**85.4**	**58.5**	**65.5**

TSMC IR
Jan. 26 P. 8
Empowering Innovation

Cash Flows

Installed Capacity by Fab

FAB / (Wafer size)		4Q05 (Act.)	2005 (Act.)	1Q06 (Fct.)
Fab-2	(6")[1]	251	989	244
Fab-3	(8")	247	973	246
Fab-5	(8")	126	496	135
Fab-6	(8")	217	850	215
Fab-7	(8")	40	155	33
Fab-8	(8")	227	893	231
Fab-12	(12")[2]	139	448	142
Fab-14	(12")[2]	56	156	61
TSMC-owned (8" Equivalent Kpcs)		1,437	5,282	1,455
WaferTech	(8")	100	389	99
SSMC	(8")	49	179	49
TSMC (Shanghai)	(8")	44	105	48
Total TSMC-managed (8" Equivalent Kpcs)		1,629	5,955	1,651

TSMC IR
Jan. 26 P. 9

Empowering Innovation

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Capital Expenditures

CapEx (in US$ million)	1Q05	2Q05	3Q05	4Q05	2005
TSMC	1,210	417	275	389	2,291
TSMC (Shanghai)	97	42	44	4	187
WaferTech & Others	3	1	0	3	7
TSMC and Affiliates	**1,310**	**460**	**319**	**396**	**2,485**

TSMC IR
Jan. 26 P. 10
Empowering Innovation

Capital Expenditures

Sales Breakdown by Technology

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
7 29 44 20
8 25 42 25
8 24 38 30
7 23 34 35 1
6 18 31 41 4
6 17 34 41 2
6 16 35 33 10
5 14 32 32 17

TSMC IR
Jan. 26 P. 11

Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
32 45 17 2 4
27 45 22 1 5
31 42 20 2 5
35 41 16 2 6
34 41 17 2 6
38 37 18 1 6
30 41 23 1 5
32 41 21 1 5

TSMC IR
Jan. 26 P. 12
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
6
7
13
74
8
7
12
73
7
7
11
75
8
7
10
75
7
6
8
79
6
8
9
77
5
9
11
75
4
8
11
77

TSMC IR
Jan. 26 P. 13

Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
30
31
31
33
31
26
29
28
70
69
69
67
69
74
71
72

TSMC IR
Jan. 26 P. 14
Empowering Innovation

Sales Breakdown by Customer

2005 Highlights

Amount:NT$ billion	2005 Amount	2004 Amount	YoY %
Net Sales	264.59	255.99	3%
Net Sales (US$ billion)	8.23	7.65	8%
Gross Margin (%)	*43.6%*	*43.0%*	
Net Income	93.58	92.32	1%
Net Income (US$ billion)	2.91	2.76	5%
EPS (NT$)	3.79	3.73	2%
Total Asset	507.54	487.55	4%
Total Liability	61.91	88.59	-30%
Shareholders' Equity	445.63	398.97	12%
Cash-flow from Operating Activities	150.48	143.68	5%
Cash-flow from Investing Activities	(73.06)	(150.88)	-52%
Cash-flow from Financing Activities	(57.57)	(25.56)	125%
Utilization (%)	92%	100%	

TSMC IR
Jan. 26 P. 15

Empowering Innovation

2005 Highlights

1Q'06 Guidance Revenues to be between NT$73 billion and NT$76 billion; Gross profit margin to be between 46% and 48%; Operating profit margin to be approximately 39%; 2006 Capital expenditure to be in the range of US$2.6 billion- US$2.8 billion.

Recap of Recent Major Events - 1/2 TSMC has entered full production of its 80 nanometer process technology for high- performance designs (2006/01/18) TSMC has pledged NT$120 million for the phase II project of the Chemistry Research Center at National Taiwan University (2005/12/16) TSMC successfully manufactured industry's first network search engine using its 90 nanometer process technology for Integrated Device Technology, Inc. , achieving new levels of performance, cost and power consumption (2005/12/07) TSMC was voted The Best Large Cap Company in Taiwan region by AsiaMoney (2005/12/01) TSMC board of directors approved capital appropriation of US$706.5 million to expand its 65 nanometer, 0.18 micron and 0.15 micron capacities (2005/11/08)

Recap of Recent Major Events - 2/2 TSMC board of directors approved the investment of up to US$75 million in establishing a new venture capital fund (2005/11/08) TSMC won 6 out of 11 award categories at the IR Magazine Hong Kong and Taiwan Awards, including Grand Prix for Best Overall Investor Relations - Large Cap and Best Corporate Governance (2005/11/04) TSMC was ranked No. 8 of the Top 50 Management Teams in Asia by CFO Asia magazine (2005/10) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements. * Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

http://www.tsmc.com

invest@tsmc.com

TSMC IR

Jan. 26, 2006

Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 26, 2006	By	/s/ Lora Ho Lora Ho
Vice President & Chief Financial Officer